                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
                                 ____________________

                                    SCHEDULE 13G/A
                                    (RULE 13d-102)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                                   PURSUANT TO 13d-2(b)

                                   (Amendment No. 2)*

                            TRIANGLE PHARMACEUTICALS, INC.
 -------------------------------------------------------------------------------
                                   (NAME OF ISSUER)




                                     COMMON STOCK
 -------------------------------------------------------------------------------
                            (TITLE OF CLASS OF SECURITIES)



                                      89589H 10 4
 -------------------------------------------------------------------------------
                                    (CUSIP NUMBER)

 -------------------------------------------------------------------------------
              (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                                  _________________

Check the appropriate box to designate the rule pursuant to which this
  Schedule is Filed:

  [ ] Rule 13d-1(b)

  [X] Rule 13d-1(c)

  [ ] Rule 13d-1(d)

-------------------
   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           (CONTINUED ON FOLLOWING PAGE(S))

                                  (PAGE 1  of 5 PAGES)

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-------------------------------                         -----------------------
CUSIP NO.   89589H 10 4               13G               Page 2  of 5  Pages
-------------------------------                         -----------------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          DAVID W. BARRY, M.D.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)  / /  (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
-------------------------------------------------------------------------------
NUMBER OF SHARES              (5) SOLE VOTING POWER
 BENEFICIALLY                        798,881(+) shares of Common Stock
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (6) SHARED VOTING POWER
 PERSON WITH                         527,648(++)
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                     798,881(+) shares of Common Stock
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                     527,648(++)
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,326,529(+)(++) shares of Common Stock
-------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           / /
-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               4.6% as of December 31, 1998
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*
               IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

+ Includes 50,381 shares of Common Stock issuable upon the exercise of options that are exercisable within 60 days of December 31, 1998.
++ Includes (i) 27,648 shares of Common Stock held by the Barry Charitable
   Foundation, Inc., a charitable North Carolina corporation of which Dr. Barry serves as President, and (ii) 500,000 shares of Common Stock held by Barry Asset Partners, L.P., a Georgia limited partnership of which Dr. Barry is a general and a limited partner.

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                                                               Page 3 of 5 Pages

ITEM 1(a)     NAME OF ISSUER:

              Triangle Pharmaceuticals, Inc.


ITEM 1(b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              4 University Place
              4611 University Drive
              Durham, NC 27707


ITEM 2(a)     NAME OF PERSON FILING:

              David W. Barry, M.D.


ITEM 2(b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              Triangle Pharmaceuticals, Inc.
              4 University Place
              4611 University Drive
              Durham, NC 27707


ITEM 2(c)     CITIZENSHIP:

              United States


ITEM 2(d)     TITLE OF CLASS OF SECURITIES:

              Common Stock

ITEM 2(e)     CUSIP NUMBER:

              89589H 10 4

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                                                               Page 4 of 5 Pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

              Not Applicable


ITEM 4.       OWNERSHIP.

              (a) Amount Beneficially Owned: 1,326,529(+)(++) shares of Common Stock

              (b)  Percent of Class:  4.6%

              (c)  Number of shares as to which such person has:

                   (i)       sole power to vote or to direct the vote:
                             798,881(+)

                   (ii)      shared power to vote or to direct the vote:
                             527,648(++)

                   (iii) sole power to dispose or to direct the disposition of: 798,881(+)

                   (iv) shared power to dispose or to direct the disposition of: 527,648(++)

+ Includes 50,381 shares of Common Stock issuable upon the exercise of options that are exercisable within 60 days of December 31, 1998.
++ Includes (i) 27,648 shares of Common Stock held by the Barry Charitable
   Foundation, Inc., a charitable North Carolina corporation of which Dr. Barry serves as President, and (ii) 500,000 shares of Common Stock held by Barry Asset Partners, L.P., a Georgia limited partnership of which Dr. Barry is a general and a limited partner.


ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              Not Applicable


ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              Not Applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              Not Applicable

                                                               Page 5 of 5 Pages

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not Applicable


ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

              Not Applicable


ITEM 10.      CERTIFICATION.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 1, 1999



Signature:  /s/ David W. Barry, M.D.
          --------------------------------



Name/Title:        David W. Barry, M.D.